UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CASS INFORMATION SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

14808P109

(CUSIP Number)

December 22, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14808P109	13G	Page 2 of 4 Pages

1	Names of Reporting Persons Kim Durning Kuehner
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 867,731
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 867,731
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 867,731
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 14808P109	13G	Page 3 of 4 Pages

Item 1(a) Name of Issuer: CASS INFORMATION SYSTEMS, INC.

Item 1(b) Address of Issuer’s Principal Executive Offices: 12444 Powerscourt Drive, Suite 550, St. Louis, Missouri 63131

Item 2(a) Name of Person Filing: Kim D. Kuehner. The person filing became subject to Section 13(d) of the Securities Exchange Act of 1934 on the date indicated following the death of his father.

Item 2(b) Address of Principal Business Office or, if None, Residence: 2533 South Warson Road, St. Louis, Missouri 63124

Item 2(c) Citizenship: United States of America

Item 2(d) Title of Class of Securities: Common Stock, par value $0.50 per share

Item 2(e) CUSIP No.: 14808P109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership:

(a)	Amount beneficially owned: 867,731 shares(1)

(b)	Percent of class: 6.0%(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 867,731 shares(1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 867,731 shares(1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1) The shares of common stock beneficially owned by the reporting person include (i) 29,290 and 14,077 shares, respectively, held in separate charitable remainder unitrusts for which the reporting person is the sole trustee, and as such has investment and voting control over the shares, and a lifetime beneficiary; and (ii) 1,311 shares held in a simplified employment pension investment retirement account for which the reporting person has investment and voting control.

(2) The percentage of ownership information is calculated based upon 14,497,763 shares of common stock of the Issuer issued and outstanding as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

Item 5. Ownership of 5 Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

CUSIP No. 14808P109	13G	Page 4 of 4 Pages

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	/s/ Kim D. Kuehner
Name: Kim D. Kuehner